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August 28, 2008

VIA EDGAR (As Correspondence)

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Thompson,
Accounting Branch Chief

	Re:	SPAR Group, Inc
Your File No. 0-27408
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009

Confirmation of Extension of Time to Respond to Staff Comments to September 18

Dear Ms. Thompson:

Reference is made to your letter dated August 21, 2009 (the “Comment Letter”), to Gary S. Raymond, Chief Executive Officer and President, of SPAR Group, Inc. (the “Corporation”), concerning the staff’s comments following its review of the Corporation’s periodic filings on Form 10-K for the year ended December 31, 2008, and on Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009, as filed with the SEC on the dates noted in the Comment Letter.

This letter confirms that on August 26, 2009, the Corporation’s Chief Financial Officer, James R. Segreto, contacted Lisa Sellars, a Staff Accountant, and requested an extension to the response deadline stated in the Comment Letter, and Ms. Sellars granted an extension to September 18, 2009.

The Corporation acknowledges and confirms that it will submit a letter specifically addressing the comments raised in the Comment Letter by no later than September 18, 2009.

Very truly yours,

SPAR Group, Inc.

		By:	/s/ James R. Segreto
James R. Segreto, Chief Financial Officer
CC:	Gary S. Raymond
Lawrence David Swift, Esq.
Rick Hester

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SPAR Group, Inc. * 560 White Plains Road, Suite 210 * Tarrytown NY 10591-5198

Phone 914.332.4100 * Fax 914.332.0741 * Website: www.sparinc.com